UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 6, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON JUNE 28, 2012

Date, time and place:  Held June 28, 2012, at 9:00 a.m., at L’Hotel Porto Bay, at Alameda Campinas, n.º 266, Jardim Paulistano, in the City and State of São Paulo.

Convocation:  The members of the Board of Directors were duly convened, as provided in the Company’s Bylaws.

Attendance:  The majority of the sitting members of the Company’s Board of Directors: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.  Justified absence of director Alexandre Silva D´Ambrósio and his respective alternate Eduardo Borges de Andrade Filho.

Presiding:	José Luciano Duarte Penido — Chair.
Claudia Elisete Rockenbach Leal — Secretary.

Agenda: (i) Approve the new version of the Internal Regulations for the Committees for Finances, People and Compensation, and Sustainability; (ii) Approve the Company’s updated Code of Conduct; (iii) Authorize, under the terms of art. 17 of the Bylaws, the sale of the Company’s land and forests in the State of Bahia, to Caravelas Florestal S.A., a company controlled by Florestas da Bahia Participações S.A.; (iv) Authorize, under the terms of art. 17 of the Company’s Bylaws, the constitution of collateral in favor of Caravelas Florestal S.A.; (v) Authorize the substitution of the collateral applied to the Financing Contracts between the Company and BNDES — Banco Nacional de Desenvolvimento Econômico e Social; and (vi) Authorize the Board of Executive Officers to take any steps needed to fulfill the matters provided for herein.

Resolutions:  After discussion and analysis of the matters included on the agenda, the Directors in attendance voted unanimously (except with respect to resolution (v) below, which was approved by a majority of the votes, with two abstentions as noted below) to pass the following resolutions:

(i)            Approving the new version of the Internal Regulations for the Committees for Finances, People and Compensation, and Sustainability, in the form of Annexes I, II and III hereto, respectively;

(ii)           Approving the Company’s updated Code of Conduct, in the form of Annex IV hereto;

(iii)          Authorizing, under the terms of art. 17 of the Company’s Bylaws, the sale of the Company’s land and forests in the State of Bahia, to Caravelas Florestal S.A., a privately held company headquartered in the Municipality of Santana do Parnaíba, in the State of São Paulo at Av. Dr. Yojiro Takaoka, nº. 4.384, Sobreloja 08, Parte, Centro de Apoio 01, CEP 06541-038, registered with the CNPJ/MF under n.º 15.489.351/0001-85, which company is controlled by Florestas da Bahia Participações S.A., for the amount of R$235 million reais, adjusted through November 14, as a function of the diligence to be conducted by the buyer;

(iv)          Authorizing, under the terms of art. 17 of the Company’s Bylaws, the constitution of a first degree mortgage in favor of Caravelas Florestal S.A., the company acquiring the Company’s land and forests in the State of Bahia, on the properties listed below, located in the State of Mato Grosso do Sul and owned by Fibria-MS Celulose Sul-Matogrossense Ltda., a limited liability company headquartered in the City and State of São Paulo at Alameda Santos, n.º 1357, 7º andar, Cerqueira César, CEP 01419-908, registered with the CNPJ/MF under n.º 36.785.418/0001-07, assessed collectively at R$230 million reais, at June  25, 2012, in accordance with the report included in Annex V hereto.

NAME	ENROLLMENT	STATE	MUNICIPALITY
Fazenda Curuaca	57035	MS	Três Lagoas
Fazenda Santa Luzia	34023	MS	Três Lagoas
Gleba Al Fazenda Duas Marias	6563	MS	Brasilândia
Fazenda Retiro das Araras A2	6561	MS	Brasilândia
Fazenda Pioneiros II	6554	MS	Brasilândia

Fazenda Pioneiros I	6556	MS	Brasilândia
Fazenda Pioneiros I	6557	MS	Brasilândia
Fazenda Retiro da Gameleira — Gleba B3	6541	MS	Brasilândia
Fazenda Retiro do Tucano — Gleba B2	6553	MS	Brasilândia
Fazenda Retiro do Lobo — Gleba B1	6538	MS	Brasilândia
Fazenda Vale do Geribá	6456	MS	Brasilândia
Fazenda Bom Jesus	7462	MS	Brasilândia

(v)           Authorizing, under the terms of art. 17, part XVI of the Company’s Bylaws, the substitution of the collateral provided in the context of the Financing Contracts between the Company and BNDES — Banco Nacional de Desenvolvimento Econômico e Social, as follows:

a)              in the context of Contracts n° 05.2.1037.1, dated 21.12.2005; n° 06.2.1039.1, dated 04.10.2007; and nº 08.2.0291.1, dated 02.07.2008, the replacement of the mortgage on the industrial unit at Três Lagoas — MS, enrolled under nº 47.281 with the Serviço de Registro de Imóveis da Comarca de Três Lagoas - MS, with the mortgage on the industrial unit at Jacareí — SP, enrolled under nº 10.645 with the Cartório de Registro de Imóveis da Comarca de Jacareí — SP;

b)             in the context of Contracts n° 06.2.1060.1, dated 28.11.2006, and n° 09.2.0188.1, dated 26.05.2009, the replacement of the mortgage on the industrial unit at Três Lagoas — MS, enrolled under nº 47.281 with the Serviço de Registro de Imóveis da Comarca de Três Lagoas - MS, with the mortgage on the industrial unit at Barra do Riacho — ES, enrolled under nºs 10.801 and 11.956, both with the Cartório de Registro de Imóveis da Comarca de Aracruz — ES; and

c)              in the context of Contract n° 11.2.0848.1, dated 25.10.2011, the constitution of a mortgage on the industrial unit at Barra do Riacho — ES, enrolled under nºs 10.801 and 11.956, both with the Cartório de Registro de Imóveis da Comarca de Aracruz — ES.

Eduardo Rath Fingerl and Julio Cesar Maciel Ramundo abstained from voting on the matter included in this item (v).

(vi)          Authorizing the Board of Executive Officers, themselves of through their designated procurators, to sign all the documents and take any actions needed to give effect to the above resolutions, as well as to ratify the signature of all the documents and any actions needed as realized heretofore.

Closing:  There being nothing more to address, the meeting was closed to draft these minutes, which were read, found accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, June 28, 2012.

I certify that this is a true copy of the minutes of the Extraordinary Meeting of the Board of Directors, held on June 28, 2012, as transcribed in the proper book.

José Luciano Duarte Penido
Chair

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO